                                   SC 13D/A
                       Amendment No. 1 to Schedule 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

                       KIWI International Air Lines, Inc.
                       ----------------------------------
                                (Name of Issuer)

                       Class C Common Stock, no par value
                       ----------------------------------
                         (Title of class of securities)

                                      None
                                      ----
                                 (CUSIP Number)

                            George E.B. Maguire, Esq.
           Debevoise & Plimpton, 875 Third Avenue, New York, NY 10022
                                 (212) 909-6000
           ----------------------------------------------------------
                  (Name, Address and telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 1997
                                 --------------
             (Date of event which requires filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  The Exhibit Index is located on page 11.


                          Page 1 of 11 Pages

(1)   Names of Reporting Persons
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Recovery Equity Investors II, L.P.; 94-3195147
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      WC
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)   Sole Voting Power
Beneficially Owned
by Each Reporting             None
Person                  --------------------------------------------------------
                        (8)   Shared Voting Power

                              None
                        --------------------------------------------------------
                        (9)   Sole Dispositive Power

                              None
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power

                              None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      None
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

      PN


                               Page 2 of 11 Pages

(1)   Names of Reporting Persons
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Recovery Equity Partners II, L.P.; 94-3195148
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      WC
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)   Sole Voting Power
Beneficially Owned
by Each Reporting             None
Person                  --------------------------------------------------------
                        (8)   Shared Voting Power

                              None
                        --------------------------------------------------------
                        (9)   Sole Dispositive Power

                              None
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power

                              None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      None
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

      PN


                               Page 3 of 11 Pages

(1)   Names of Reporting Persons
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph James Finn-Egan; ###-##-####
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      WC
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States Citizen
--------------------------------------------------------------------------------
Number of Shares        (7)   Sole Voting Power
Beneficially Owned
by Each Reporting             None
Person                  --------------------------------------------------------
                        (8)   Shared Voting Power

                              None
                        --------------------------------------------------------
                        (9)   Sole Dispositive Power

                              None
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power

                              None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      None
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

      IN


                               Page 4 of 11 Pages

(1)   Names of Reporting Persons
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey A. Lipkin; ###-##-####
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      WC
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States Citizen
--------------------------------------------------------------------------------
Number of Shares        (7)   Sole Voting Power
Beneficially Owned
by Each Reporting             None
Person                  --------------------------------------------------------
                        (8)   Shared Voting Power

                              None
                        --------------------------------------------------------
                        (9)   Sole Dispositive Power

                              None
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power

                              None
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      None
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

      IN


                               Page 5 of 11 Pages

                       CONTINUATION PAGES OF SCHEDULE 13D
                  FILED BY RECOVERY EQUITY INVESTORS, II, L.P.;
                        RECOVERY EQUITY PARTNERS II, L.P.
                               JOSEPH J. FINN-EGAN
                                JEFFREY A. LIPKIN

                            Explanation for Amendment

          This amendment amends the original Schedule 13D filed with the Securities and Exchange Commission on July 11, 1996. Except as set forth herein, there are no changes to the information reported in the original Schedule 13D, filed on July 11, 1996.

          Pursuant to the Convertible Note Purchase and Option Agreement, dated as of July 1, 1996 (the "Purchase Agreement"), between KIWI International Air Lines, Inc., a New Jersey corporation (the "Issuer") and Recovery Equity Investors II, L.P., a Delaware limited liability partnership ("REI"), on July 24, 1996, REI exercised its option to purchase, for a purchase price of $2,000,000, an additional $2,000,000 aggregate principal amount of the Issuer's 6% Convertible Unsecured Notes due March 15, 1997 (the "Additional Convertible Notes").

          REI has not otherwise exercised its options under the Purchase Agreement to aquire Additional Securities (as defined in the original Schedule
13D) or to convert the Convertible Notes. All options to acquire Additional Securities or to convert the Convertible Notes, under the Purchase Agreement, expired on March 15, 1997. As a result, the aggregate number of shares of the Issuer's Class C Common Stock, no par value (the "Class C Common Stock") beneficially owned by each Reporting Person as of March 15, 1997 is 0.

Item 5. Interest in Security of the Issuer

          (a) The aggregate number of shares of Class C Common Stock beneficially owned by each Reporting Person as of March 15, 1997 is 0.

          (b) See the responses of each Reporting Person to Items (7) through
(11) of the portions of the cover page of this Amendment to Schedule 13D which relate to shares of Class C Common Stock beneficially owned by such Reporting Person.

          (e) Each Reporting Person ceased to be a beneficial owner on March 15, 1997.

Item 7. Material to be Filed as Exhibits.

          The following is filed herewith as an Exhibit to this Amendment No. 1 to the original Schedule 13D:

Exhibit 1: Additional Convertible Note


                               Page 6 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: March __, 1997

                                    RECOVERY EQUITY INVESTORS II, L.P.

                                    By:   Recovery Equity Partners II, L.P.,
                                                its sole general partner


                                          By:  /s/ Joseph J. Finn-Egan
                                             -----------------------------------
                                                Joseph J. Finn-Egan
                                                General Partner

                                          By:  /s/ Jeffrey A. Lipkin
                                             -----------------------------------
                                                Jeffrey A. Lipkin
                                                General Partner


                               Page 7 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: March __, 1997

                                    RECOVERY EQUITY PARTNERS II, L.P.


                                          By:  /s/ Joseph J. Finn-Egan
                                             -----------------------------------
                                                Joseph J. Finn-Egan
                                                General Partner

                                          By:  /s/ Jeffrey A. Lipkin
                                             -----------------------------------
                                                Jeffrey A. Lipkin
                                                General Partner


                               Page 8 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P., and Jeffrey A. Lipkin.

Dated: March __, 1997

                                          By:  /s/ Joseph J. Finn-Egan
                                             -----------------------------------
                                                Joseph J. Finn-Egan


                               Page 9 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P., and Joseph J. Finn-Egan.

Dated: March __, 1997

                                          By:  /s/ Jeffrey A. Lipkin
                                             -----------------------------------
                                                Jeffrey A. Lipkin


                               Page 10 of 11 Pages

                                  Exhibit Index


Exhibit No.                   Description

1                 Additional Convertible Note.


                               Page 11 of 11 Pages